November 20, 2024

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S. Tucson Way
Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed November 8, 2024
           File No. 001-39489
Dear Brian Knaley:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 4 to Form10-K for Fiscal Year Ended December 31, 2023 Explanatory Note, page i

1. We note your disclosure regarding your restatement of previously issued financial statements. Please tell us what consideration was given to providing the disclosures pursuant to Item 402(w) of Regulation S-K.
        Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing